Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001- 11267

Date: March 4, 2016

The following updates to FirstMerit Corporation’s Employee Integration Portal internal website were made available to employees of FirstMerit Corporation on March 4, 2016.

Coming Together In Partnership Huntington Customer Employee Submit a Microsite Communications Communications Question Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank. As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page. We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned. Frequently Asked Questions (Updated: 3/4/16 9:30 am est) Employment - General Employment - General Questions Will the FirstMerit/Huntington merger affect the Merit increases if any for 2016 for employees?

Performance-based merit increases similar to last year will go forward for this year and will be effective May 1, 2016. Published: 3/4/16 (Merit-2) How will non-compete agreements be treated with the merger? If someone chooses to leave directly due to the merger, will their non-compete be released? If someone chooses to stay and ends up dissatisfied with Huntington, will they still be bound to the contract made with FirstMerit? This question appears to be about non-solicit agreements and not non-compete agreements. Employees who have non-solicit agreements in effect are bound to those agreements, regardless of the merger action taking place, and the agreements do not allow employees to be released from their non-solicit obligation as a result of dissatisfaction with the employer, whether the employer be FirstMerit currently or Huntington as the successor. Published: 3/4/16 (Misc-2) How many employees will join Huntington from FirstMerit? Huntington is currently in the process of evaluating the organizational structure that will be put in place once the partnership is complete. While some duplicative work will be identified as the two companies work toward closing, we believe the combination of these two great companies will present employees with new opportunities. There will be new roles to contribute to a stronger, market-leading regional bank, enabling employees to further careers by expanding current responsibilities, skill development and increased leadership opportunities. FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington. All FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington’s combined footprint. We will maintain operational hubs in Flint and Akron. Published: 1/26/16 What are the next steps for FirstMerit employees?

We know that you may be concerned about what impact this transaction has on your job. We will keep you updated throughout the process to help you make informed decisions during this transition. Again, FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington. All FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington’s combined footprint. Published: 1/26/16 When will we have access to Huntington’s current job openings? Can we begin applying for positions now? Because it is important that both companies continue to provide a seamless experience for customers throughout this partnership, FirstMerit employees must continue to operate as FirstMerit through closing and the systems conversion. We will continue to keep you updated as to when Huntington job opportunities will be available for FirstMerit employees to consider as we get closer to closing. In addition, maintaining your current employment through closing will allow your seniority with FirstMerit to carry over to Huntington. Between now and closing, Huntington will ask you for additional information about your background and experience so we can consider you for available Huntington positions. More information from Huntington’s Human Resources team will be coming at a later date with further details. Published: 1/26/16 Will we be subject to Huntington’s pre-employment nicotine testing? No. New employees who join Huntington as part of a merger or acquisition are not required to complete pre-employment nicotine testing. However, similar to FirstMerit’s health plan, non-tobacco users pay lower premiums under Huntington’s health plan. FirstMerit employees who enroll in Huntington’s health care plan will need to disclose their tobacco status in order to receive lower health care premiums. Published: 1/26/16

I read on Huntington’s website that they are a smoke free environment: no nicotine, no patches, no gum & no vapors. So what does this mean for current FirstMerit employees who smoke? New employees who join Huntington as part of a merger or acquisition are not required to complete pre-employment nicotine testing. However, similar to FirstMerit’s health plan, non-tobacco users pay lower premiums under Huntington’s health plan. FirstMerit employees who enroll in Huntington’s health care plan will need to disclose their non-tobacco status in order to receive lower health care premiums. In addition, Huntington’s practice is to provide a safe, healthy, comfortable and productive work environment that is tobacco-free. Employees are not permitted to use tobacco (including, but not limited to, cigarettes, cigars, pipes, smokeless tobacco, chewing tobacco, snuff or snus, electronic cigarettes, or vapor cigarettes) in the following areas or during the following circumstances: On Huntington-owned property, including parking lots and parking garages, with the exception of within your own personal vehicle In any Huntington building In Company-owned vehicles that are used for business purposes At any Company-sponsored event at which an employee is representing Huntington Huntington’s wellness program offers many free tools and resources, including tobacco cessation programs, for those individuals who use tobacco and are ready to quit. Published: 2/16/16 (HR Policy-1) If I once worked for Huntington, how will my prior service be taken into account? If you worked for Huntington Bancshares Incorporated or one of its subsidiary or affiliate companies any time during the five-year period immediately preceding your new date of employment, then you will be given credit for those years when calculating your available Paid Time Off (PTO). Please note that the period between when you left Huntington and were rehired is not considered when calculating your available PTO. Previous employment with a company that has since merged with or been acquired by Huntington will not be considered as employment with Huntington for purposes of this calculation. Service with FirstMerit will be credited as described below. Published: 1/26/16

After the closing, will we keep our seniority from FirstMerit? Your documented service date from FirstMerit will carry over to Huntington for all purposes in any Huntington compensation or benefit plan in which you are eligible to participate following the closing (including, without limitation Paid Time Off (PTO) and leave eligibility), subject to certain exceptions as set forth in the merger agreement. Your documented service date from FirstMerit will also carry over to reflect years of service with Huntington. For example, if your documented service date with FirstMerit reflects a hire date of September 30, 2000, then your Huntington service date would also reflect September 30, 2000. As a result, you would have 16 years of service with Huntington, assuming a closing date of September 30, 2016. Published: 1/26/16 Does Huntington have paperless paystubs? Yes. Huntington has paperless paystubs that may be viewed online and/or printed. W-2s are also able to be viewed online and/or printed. Published: 2/16/16 (Misc-1) We would like to know the status of our jobs with Huntington. Are they going to keep us? As a manager, I need to know how many jobs will be retained and where those jobs will be located (Akron or Columbus). Specific employment decisions have not been made at this time. At the appropriate time, employment decisions will be communicated to all FirstMerit employees to let them know whether they will continue employment with Huntington. Published: 2/26/16 (Employment-1) If I am currently an officer with FirstMerit, will I maintain this title with Huntington assuming that I come over as a Huntington employee?

FirstMerit officer titles and Huntington officer titles are generally the same. While we have not completed an individual business by business review of officer titles, our promotions criteria and process is very similar. It is not Huntington’s intention to re-evaluate current officer titles as part of the integration process. As organizational structures and staffing decisions are finalized for each group, your responsibilities, including officer titles, may change commensurate with your ongoing role. Published: 2/26/16 (Misc-3) Will current officer titles and position levels (Position level I, II, III) be considered when offering employment at Huntington? All jobs at FirstMerit will be appropriately mapped into existing job codes/descriptions at Huntington. Current FirstMerit functional titles may not be identical when mapped to Huntington. For example, an Analyst III at FirstMerit may be mapped to a Senior Analyst job title at Huntington. Published: 2/26/16 (Misc-6) What is the Huntington Bank holiday schedule? Huntington’s practice is to provide paid Holiday Time to eligible employees of up to a maximum of nine (9) holidays per calendar year. Holiday Time is available for use by eligible employees on the date the Company designates for the holiday observance. Huntington provides paid Holiday Time in observance of the following nine (9) holidays on which the offices are generally closed unless otherwise communicated. New Year’s Day Martin Luther King Day Presidents’ Day Memorial Day Independence Day Labor Day Veterans Day Thanksgiving Day Christmas Day Upon closing, Huntington’s holiday schedule will be observed. Note: Huntington does not observe Columbus Day. Published: 2/26/16 (Misc-8) CAUTION REGARDING COMPENSATION AND BENEFIT PLANS These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any FirstMerit benefit plan, Huntington benefit plan or any individual agreement between yourself and FirstMerit or Huntington. Any information contained in these FAQs is qualified in its entirety by the terms of the Agreement and Plan of Merger by and between Huntington, FirstMerit and West Subsidiary Corporation dated January 25, 2016 (the “Merger Agreement”), and the terms of any applicable Huntington benefit plan, FirstMerit benefit plan, or individual agreement with FirstMerit or Huntington. In the event of a conflict between this summary and the terms of a Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement, the applicable Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement will control. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109. PARTICIPANTS IN THE SOLICITATION Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.